UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 18, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2024 Annual General Meeting of Shareholders
99.2	Proxy Statement
99.3	Form of Proxy Card for Registered Shareholders